UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

DARREN C. WALLIS
AVI PARTNERS, LLC
555 E. Lancaster Avenue
Suite 520
Radnor, Pennsylvania 19087
(610) 816-6660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,003,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,003,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,042,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,042,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,042,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,042,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,042,662
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,042,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,042,662
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,042,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 8 of 13 Pages

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of AVI Yankee and AVI LP and held in the AVI Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 3,003,560 Shares owned directly by AVI Yankee is approximately $15,695,482, excluding brokerage commissions. The aggregate purchase price of the 39,102 Shares owned directly by AVI LP is approximately $246,377, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 4, 2017, AVI Yankee, AVI LP, AVI Management, AVI Partners, James A. Dunn Jr. and Darren C. Wallis entered into a Tender and Support Agreement (the “Support Agreement”) with RhythmOne, plc (“RhythmOne”), Redwood Merger Sub I, Inc. (“Purchaser”), Redwood Merger Sub II, Inc. (“Merger Sub II”) and certain other parties thereto in connection with a proposed exchange offer (the “Offer”) by Purchaser to acquire all of the outstanding Shares of the Issuer pursuant to the terms of an Agreement and Plan of Merger and Reorganization by and among RhythmOne, Purchaser, Merger Sub II and the Issuer, dated as of September 4, 2017 (the “Merger Agreement”). Under the Support Agreement, the Reporting Persons (subject to certain exceptions) agreed to not sell or dispose of their Shares except to participate in the Offer and to tender their Shares within ten business days of the commencement of the Offer, and that, for a period of six months after the “Effective Time” (as defined in the Merger Agreement), they will not sell any shares of RhythmOne received pursuant to the Offer or engage in any short selling of such shares. The Reporting Persons also agreed pursuant to the Support Agreement to, during the term of the Support Agreement, vote all Shares they are entitled to vote that have not been purchased in the Offer (i) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Stockholder contained in this Agreement or (B) result in any of the conditions set forth in Annex A of the Merger Agreement not being satisfied on or before the Outside Date (as defined in the Merger Agreement); (ii) against any agreement or arrangement related to or in furtherance of any takeover proposal; (iii) against any other action, agreement or transaction the consummation of which would reasonably be expected to materially impede, materially interfere with, or materially delay consummation of the Transactions (as defined in the Merger Agreement) by the Issuer (including the Offer or the Merger), including (x) any extraordinary corporate transaction, such as a merger, acquisition, sale, consolidation or other business combination involving the Issuer (other than the Merger); (y) a sale, lease, license or transfer of a material amount of assets of the Issuer or any reorganization, recapitalization, extraordinary dividend or liquidation of the Issuer; or (z) any change in the present capitalization of the Issuer or any amendment or other change to the Issuer’s certificate of incorporation or bylaws, in the case of each of clauses (x), (y) and (z), solely to the extent the Issuer is prohibited from taking such action pursuant to the Merger Agreement); and (iv) in favor of (A) the adoption and approval of the Merger Agreement and the transactions contemplated thereunder, (B) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held, and (C) any other matter necessary for consummation of the Transactions, which is considered at any such meeting of stockholders. The Support Agreement terminates upon the first to occur of (a) the Effective Time, (b) the date the Offer is terminated or the Expiration Date has occurred or the Merger Agreement is terminated pursuant to its terms or (c) the mutual written consent of RhythmOne and the Reporting Persons.

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 9 of 13 Pages

The descriptions of the Support Agreement above is qualified in its entirety by reference to the full text of the agreement, which is referred to herein as Exhibit 4 and are incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2017.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,538,221 Shares outstanding, as of July 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2017.

A.	AVI Yankee

(a)	As of the close of business on September 6, 2017, AVI Yankee beneficially owned 3,003,560 Shares.
Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 3,003,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,003,560
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Yankee has not entered into any transactions in the Shares during the past sixty days.

B.	AVI LP

(a)	As of the close of business on September 6, 2017, AVI LP beneficially owned 39,102 Shares.
Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,102
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,102
4. Shared power to dispose or direct the disposition: 0

(c)	AVI LP has not entered into any transactions in the Shares during the past sixty days.

C.	AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 3,042,662 Shares owned in the aggregate by AVI Yankee and AVI LP.
Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 3,042,662
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,042,662
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Management has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 10 of 13 Pages

D.	AVI Partners

(a)	As of the close of business on September 6, 2017, 404,630 Shares were held in the AVI Managed Account. AVI Partners, as the general partner of each of AVI Yankee and AVI LP and the investment advisor of the AVI Managed Account, may be deemed to beneficially own the 3,447,292 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.
Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 3,042,662
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,042,662
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares on behalf of the AVI Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Dunn and Wallis

(a)	Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 3,447,292 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.
Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,042,662
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,447,292

(c)	None of Messrs. Dunn or Wallis has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of the AVI Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 4, 2017, AVI Yankee, AVI LP, AVI Management, AVI Partners, James A. Dunn Jr. and Darren C. Wallis entered into the Support Agreement defined and described in Item 4 above and incorporated by reference via Exhibit 4 hereto.

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 11 of 13 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 4:	Tender and Support Agreement, by and among RhythmOne, plc, Redwood Merger Sub I, Inc., Redwood Merger Sub II, Inc., AVI Yankee, AVI LP, AVI Management, AVI Partners, James A. Dunn Jr., Darren C. Wallis and the other parties thereto, dated as of September 4, 2017, and incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2017.

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2017	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 13 of 13 Pages

SCHEDULE A

Transactions in the Shares during the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

AVI PARTNERS (VIA AVI MANAGED ACCOUNT)

(5,000)	4.6496	8/15/2017
(5,000)	4.8030	8/17/2017
(5,000)	4.8054	8/18/2017
(5,000)	4.8725	8/21/2017
(15,000)	5.1556	8/23/2017
(10,000)	5.3850	8/28/2017